tw0002330008_020422.txt

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No:  )

TAIWAN SEMICONDUCTOR MANUFACTURING
--------------------------------------------------------
(Name of Issuer)

 Common Stock
--------------------------------------------------------
(Title of Class of Securities)

6889106
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(SEDOL Number)

December 31, 2021
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEDOL No.   6889106

(1)Names of reporting persons. BlackRock, Inc.


(2) Check the appropriate box if a member of a group
(a) [  ]
(b) [X]


(3) SEC use only

(4) Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

 1114261163

(6) Shared voting power

 0

(7) Sole dispositive power

 1317566696

(8) Shared dispositive power

 0

(9) Aggregate amount beneficially owned by each reporting person

 1317566696

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

 5.1%

(12) Type of reporting person

HC





Item 1.

Item 1(a) Name of issuer:
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TAIWAN SEMICONDUCTOR MANUFACTURING

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

NO. 8, LI-HSIN RD. 6
HSINCHU SCIENCE PARK
TAIWAN, R.O.C.


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
BlackRock, Inc.


2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055


2(c) Citizenship:
--------------------------------------------------------------------
 See Item 4 of Cover Page


2(d) Title of class of securities:
-------------------------------------------------------------------

 Common Stock

2(e) CUSIP No.:
See Cover Page






Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[X] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


Amount beneficially owned:

  1317566696

Percent of class

5.1%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

  1114261163

Shared power to vote or to direct the vote

  0

Sole power to dispose or to direct the disposition of

  1317566696

Shared power to dispose or to direct the disposition of

  0









Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of
   TAIWAN SEMICONDUCTOR MANUFACTURING.
   No one person's interest in the common stock of TAIWAN SEMICONDUCTOR MANUFACTURING is more than five percent of the total outstanding common shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.


See Exhibit A


Item 8. Identification and Classification of Members of the Group


If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

See Item 5.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 2022
BlackRock, Inc.


Signature:  Spencer Fleming



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Name/Title Attorney-In-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


Exhibit A



Subsidiary


Aperio Group, LLC
BlackRock (Luxembourg) S.A.
BlackRock (Netherlands) B.V.
BlackRock (Singapore) Limited
BlackRock Advisors (UK) Limited
BlackRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Asset Management Deutschland AG
BlackRock Asset Management Ireland Limited
BlackRock Asset Management North Asia Limited
BlackRock Asset Management Schweiz AG
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Fund Management Company S.A.
BlackRock Fund Managers Ltd
BlackRock Institutional Trust Company, National Association
BlackRock International Limited
BlackRock Investment Management (Australia) Limited
BlackRock Investment Management (Taiwan) Limited
BlackRock Investment Management (UK) Limited
BlackRock Investment Management, LLC
BlackRock Japan Co., Ltd.
BlackRock Life Limited
BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
FutureAdvisor, Inc.







*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.
Exhibit B


POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, United States (the
"Company"), does hereby make, constitute and appoint each of Christopher Meade, Daniel Waltcher, Una Neary, Richard Cundiff,
Charles Park, Enda McMahon, Arlene Klein, Con Tzatzakis, Karen Clark,
David Maryles, Daniel Ronnen, John Stelley, Daniel Riemer,
Elizabeth Kogut, Maureen Gleeson, Daniel Kalish and Spencer Fleming acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company individually or as representative of others, any and all documents, is acting certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, Including without limitation
Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the Foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated 8th day of December, 2015 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 2nd day of January, 2019.

BLACKROCK, INC.


By:_ /s/ Daniel Waltcher
Name: Daniel Waltcher
Title: Deputy General Counsel